06026004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

FEB 2 3 2006

1088

February 21, 2006

William J. Mostyn, III
Deputy General Counsel and Corporate Secretary
Bank of America Corporation
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/21/2006

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

Dear Mr. Mostyn:

This is in response to your letter dated December 19, 2005 concerning the shareholder proposal submitted to Bank of America by Mark I. Klein. We also have received letters from the proponent dated December 26, 2005, February 7, 2006, February 14, 2006, February 15, 2006, February 17, 2006, February 19, 2006 and February 21, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 1 5 2006
THOMSON
FINANCIAL

Sincerely,
Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Mark I. Klein
6808 Estates Drive
Oakland, CA 94611

Bank of America

William J. Mostyn, III
Deputy General Counsel and
Corporate Secretary

Bank of America
NC1-007-20-01
100 North Tryon Street
Charlotte, NC 28255

Tel 704.386.5083
Fax 704.386.9330
william.mostyn@bankofamerica.com

December 19, 2005

BY OVERNIGHT DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: Stockholder Proposal Submitted by Mark I. Klein, M.D.

Ladies and Gentlemen:

Bank of America Corporation (the "Corporation") has received a proposal dated November 20, 2005 (the "Proposal") from Mark I. Klein, M.D. (the "Proponent"), for inclusion in the proxy materials for the Corporation's 2006 Annual Meeting of Stockholders (the "2006 Annual Meeting"). The Proposal is attached hereto as **Exhibit A**. The Corporation hereby requests confirmation that the staff of the Division of Corporate Finance (the "Division") will not recommend enforcement action if the Corporation omits the Proposal from its proxy materials for the 2006 Annual Meeting for the reasons set forth herein.

GENERAL

The 2006 Annual Meeting is scheduled to be held on or about April 26, 2006. The Corporation intends to file its definitive proxy materials with the Securities and Exchange Commission (the "Commission") on or about March 20, 2006, and to commence mailing to its stockholders on or about such date.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") enclosed are:

1. Six copies of this letter, which includes an explanation of why the Corporation believes that it may exclude the Proposal; and

2. Six copies of the Proposal.

A copy of this letter is also being sent to the Proponent as notice of the Corporation's intent to omit the Proposal from the Corporation's proxy materials for the 2006 Annual Meeting.

SUMMARY OF PROPOSAL

The Proposal is that "shareholders recommend BANK OF AMERICA not issue first mortgage home loans, except as required by law, no greater than **four times** the borrower's gross income." (emphasis in original)

REASONS FOR EXCLUSION OF PROPOSAL

The Corporation believes that the Proposal may be properly omitted from the proxy materials for the 2006 Annual Meeting pursuant to Rules 14a-8(i)(7) and 14a-8(i)(3). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the ordinary business of the Corporation. The Proposal also may be excluded pursuant to Rule 14a-8(i)(3) because it is materially false, misleading, and/or vague and indefinite. References in this letter to Rule 14a-8(i)(7) and Rule 14a-8(i)(3) shall also include predecessor Rules 14a-8(c)(7) and 14a-8(c)(3), respectively.

1. The Corporation may omit the Proposal pursuant to Rule 14a-8(i)(7) because it deals with a matter relating to the Corporation's ordinary business operations.

Under SEC precedent, a shareholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that they are not appropriate for shareholder oversight. Further, in order to constitute "ordinary business," the proposal must not involve a significant policy issue that would override its "ordinary business" subject matter. See Exchange Act Release No. 34-40018 (May 21, 1998). The Corporation believes that the Proposal falls squarely within the scope of the above considerations.

General. The Corporation is one of the world's largest financial institutions, serving individual consumers, small and middle market businesses and large corporations with a full range of banking, investing, asset management and other financial and risk-management products and services. The Corporation serves approximately 33 million consumer relationships with more than 5,800 retail banking offices, more than 16,500 ATMs and online banking with more than 14 million active users. The Corporation serves clients in 150 countries and has relationships with 97 percent of the U.S. Fortune 500 companies and 79 percent of the Global Fortune 500. In short, the Corporation's business is to conduct financial transactions, including extending credit and providing other banking services. Notwithstanding these facts, the Proposal attempts to allow stockholders to decide to whom and under what circumstances the Corporation can or cannot provide credit. The Proposal relates to the Corporation's ordinary business operations because it relates directly to the products and services offered by the Corporation. The Proposal seeks to usurp management's authority and permit stockholders to govern the day-to-day business of managing the banking and financial relationships that the Corporation has with its customers.

Deciding to Whom to Extend Credit is the Corporation's Ordinary Business. The Corporation is a financial services holding company that provides a wide range of credit and financial services to its customers. The Proposal singles out one segment of this broad consumer base and requires the Company to deny loans to customers seeking home mortgages in excess of four times their gross income. The Division, however, has consistently agreed that deciding to whom to provide products and services, such as credit, is squarely a day-to-day business decision that is excludable from proxy materials. For example, in *Bancorp Hawaii, Inc.* (February 27, 1992) ("*Bancorp Hawaii*"), the Division found that a proposal that would have prohibited the company from making loans to, purchasing bonds from, or acting as financial consultant to specific parties was excludable because it related to the company's day-to-day business operations. In *Bancorp Hawaii*, the Division recognized that the decision whether to make a loan to a particular customer is at the core of a bank holding company's business activities. In *Centura Banks, Inc.* (March 12, 1992) ("*Centura Banks*") a proposal requiring the company to refrain from knowingly having business dealings with anyone involved in the manufacture or sale of illegal drugs, and to refrain from giving aid or comfort to anyone involved in the manufacture or sale of illegal drugs, was similarly excludable from proxy materials as dealing with ordinary business operations. Likewise, in *Citicorp* (January 19, 1989) a proposal prohibiting loans to clients based on their shareholder meeting dates was excludable, because deciding whether to grant or deny loans to specific borrowers is a matter of ordinary business. As with these proposals, the Proposal seeks to determine the customers to which the Corporation may sell its products (i.e., customer's not seeking home mortgages in excess of four times their gross income) and thus the Proposal is excludible as relating to the Corporation's ordinary business operations.

Deciding What Criteria to use in Evaluating Whether to Extend Credit is the Corporation's Ordinary Business. The policies that a company applies in making lending decisions are particularly complex and, as a practical matter, cannot be decided at an annual shareholders meeting. The Proposal requires the Company to deny loans to borrowers seeking home mortgages in excess of four times their *gross* income. The type of income that a bank considers when making a credit decision for a mortgage, however, is a complicated core business issue. For example, in order to sell its mortgages on some secondary markets, the Company is required to adhere to rules regarding the types of income it is permitted to consider for mortgage repayment. Moreover, to the extent the Company is not constrained by rules governing the secondary mortgage markets, the Company must make decisions regarding its risk capital that loan officers and underwriters are trained to make (e.g., based on debt to income and housing ratios, credit score, and other features of the client relationship). Shareholders en masse cannot be expected to have the requisite know-how to correctly identify the criteria for loan issuance that the bank should consider for *all* borrowers.

Requiring the Corporation to consider *gross* income for loan issuance rather than the types of income permitted by secondary mortgage market guidelines or the income that experience teaches to be a reliable indicator of repayment is a usurpation of management's authority to make day-to-day business decisions. Moreover, gross income is not defined in the Proposal, leaving shareholders to assume what gross income means. Two reasonable assumptions are the commonly accepted economic definition of income known as the Haig-Simons definition and the definition in the Internal Revenue Code (the "IRC"). Both definitions include income to the borrower from whatever source derived, whether or not realized. Banks do not generally rely on this type of income, however, because it is not easy to measure and it is not the best way to determine whether borrowers can service debts as payments come due. For example, gross income under one or both of the Haig-Simons and IRC definitions include: 1) unpredictable cash income such as bonuses, money gifts, and other forms of difficult to verify income (e.g., self-employment income), and 2) non-cash income, such as the appreciation in value of assets owned by the borrower. The Corporation must be able to exercise the discretion of its trained loan officers in deciding which types of income should be considered at the time of loan issuance for repayment rather than be restricted by the Proponent's notion of gross income.

The Division has consistently agreed with companies that shareholders are generally not in a position to make an informed judgment about the criteria for loan issuance or loan underwriting criteria. For example, in *BankAmerica Corporation* (February 18, 1977) the Division granted no action for omission of a proposal relating to a company's lending activities because "the procedures applicable to the making of particular categories of loans, the factors to be taken into account by lending officers in making such loans, and the terms and conditions to be included in certain loan agreements are matters directly related to the conduct of one of the company's principal businesses and part of its everyday business operations." This view was reaffirmed by the Division last year in *Bank of America* (March 7, 2005), at which time the Division indicated that "credit policies, loan underwriting, and customer relations" are the ordinary business operations of the Corporation. A similar view prevailed in *BankAmerica Corporation* (March 23, 1992), where a proposal dealing with the extension of credit and decisions and policies regarding the extension of credit was excluded. *Mirage Resorts, Inc.* (February 18, 1997) also resulted in omission of a proposal relating to the extension of credit. See also *Banc One Corporation* (February 25, 1993) (permitting the company to exclude a proposal that asked the bank to adopt procedures that would consider the effect on the community of its credit decisions). As demonstrated by these references, the Division has generally allowed companies to exclude proposals that address credit policies, such as the source of repayment of loans, because such decisions are the companies' ordinary business. As with the foregoing proposals, the Proposal addresses the Corporation's credit policies, loan underwriting and customer relationships and is thus excludible.

The Sale of a Particular Product or Service is Ordinary Business. In other contexts the Division has consistently taken the position that the sale or distribution of a particular category of products and services, whether considered controversial or not, is part of a company's ordinary business operations. This is true even in the case of proposals relating to pornography, illegal drugs, gun use, tobacco use, offensive imagery, and chemical production. If these products do not implicate social policies significant enough to override the ordinary business nature of the proposals, then the Proposal also must qualify for exclusion as ordinary business. In *Marriott International, Inc.* (February 13, 2004) ("*Marriott*") a proposal prohibiting the company's hotels from selling or offering sexually explicit materials through pay-per-view or in gift shops was excludable under Rule 14a-8(i)(7). In *Marriott*, the company argued that an integral part of its business included selecting the products, services and amenities to be offered at its hotels and lodging facilities and that the ability to make such decisions is fundamental to management's ability to control the operations of the company, and is not appropriately delegated to stockholders. See also, *Kmart Corporation* (February 23, 1993) (proposal related to the sale or distribution of sexually-explicit material could be excluded because it related to the sale of a particular product) and *USX Corporation* (January 26, 1990) (proposal to cease sales of adult products). In *AT&T Corp.* (February 21, 2001) ("*AT&T*"), a company subsidiary engaged in cable television programming and aired sexually explicit programming material. The Division concurred that the company could omit a shareholder proposal that requested a report on the company's policies regarding sexually explicit materials, stating in particular that the proposal related to the company's "ordinary business operations (i.e., the nature, presentation and content of cable television programming)." *AT&T* recognizes that decisions regarding the products (i.e., programming) offered by a cable television provider are ordinary business matters.

Similarly, proposals relating to the sale of tobacco related products have been found excludable under Rule 14a-8(i)(7) because they related to sales of a particular product. See *The Walt Disney Company* (December 7, 2004) (a proposal regarding the impact on adolescents' health from exposure to smoking in movies related to the company's products); *Wal-Mart Stores, Inc.* (April 1, 2002) (a proposal regarding the adoption of a policy regarding the marketing of tobacco products in developing countries); *Wal-Mart Stores, Inc.* (March 20, 2001), *Albertson's, Inc.* (March 23, 2001) and *J.C. Penny Company, Inc.* (March 2, 1998) (proposals to discontinue the sale of tobacco related products); and *Clear Channel Communications, Inc.* (March 10, 1999) and *Gannett Co. Inc.* (March 18, 1993) (proposals related to tobacco and cigarette advertising).

The Division has also carried this position to other areas, including illegal drugs (see *Centura Banks* above), prohibiting the sale of guns and ammunition (*Wal-Mart Stores, Inc.* (March 9, 2001)), and offensive imagery of different races or cultures (*Federated Department Stores, Inc.*, (March 27, 2002)). All of these letters confirm that proposals regarding the sale of a particular product, even if controversial, may be excluded because they relate to matters of ordinary business. All of the companies identified above sell a wide range of products, such as lodging services, retail products, television or advertising. Each company, as part of its ordinary business, determines what products it will sell. The Corporation is in the same position as these companies. The Corporation provides a full range of banking, investing, asset management and other financial and risk-management products and services to its over 33 million customers, including individual consumers, small and middle market businesses and large corporations. Simply put, the Corporation's most basic products are loans and banking services. The Proposal would prohibit the extension of credit to customers seeking specific types of mortgages and, thus, seeks to give stockholders power over the Corporation's ordinary business operations.

2. **The Proposal and Its Supporting Statement Violate the Proxy Rules Because they are Materially False, Misleading, and/or Vague and Indefinite**

A shareholder proposal contravenes the Commission's proxy rules when the proposal or the supporting statement is materially false or misleading. Rule 14a-8(i)(3). The Division has also agreed that proposals that are vague and indefinite are misleading and are therefore excludible as a violation of Rule 14-8(i)(3). See, e.g., *SEC Staff Legal Bulletin No. 14B* (September 15, 2004), *International Business Machines* (February 2, 2005) ("*IBM*") (permitting exclusion of a proposal that was subject to multiple interpretations, therefore making it misleading due to vagueness and indefiniteness), *People's Energy* (November 23, 2004) ("*People's Energy*") (permitting exclusion of a proposal that employed an undefined legal standard of "reckless neglect," therefore making it misleading due to vagueness and indefiniteness), *Exxon Mobile Corp.* (avail. January 29, 1992), *Archer-Daniels Midland Co.* (June 21, 1991), and *Northrop Corp.* (March 2, 1990). The Corporation believes the Proposal is excludible because it is materially false or misleading based on the following.

The Proposal is Misleading Because the Resolution and Supporting Statement are Inconsistent with Each Other. The Proposal states that "the shareholders recommend BANK OF AMERICA not issue first mortgage home loans, except as required by law, *no* greater than four times the borrower's gross income." (emphasis modified). Stated another way, the Proposal recommends that the Corporation issue home mortgages *only* when they are greater than four times the borrower's gross income. This makes the proposal misleading, because the supporting statement argues that large mortgages are bad and the resolution, conversely, places a floor, rather than a cap, on relative mortgage size.

The Proposal is Vague and Indefinite Because Gross Income is Susceptible to Multiple Interpretations. The central concept in the Proposal is the notion of "gross income." According to *SEC Staff Legal Bulletin 14B*, a proposal is excludible if it "is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." In *IBM*, the Division permitted exclusion of a Proposal that was vague and indefinite because it was susceptible to multiple interpretations. Moreover, in *People's Energy* the Division permitted exclusion of a Proposal that requested the company utilize an undefined legal standard, "gross neglect," in modifying the company's organizational documents. Similarly, in this case the Proposal does not define the central notion of "gross income" and that term is susceptible to multiple interpretations, as exemplified by the following three equally credible definitions:

1. Economic income, such as the Haig-Simons definition, which generally includes income from all sources whether or not realized.
2. Gross income as defined by the IRC, which generally includes income from all sources whether or not realized, but is subject to some exclusions such as gifts and inheritances.
3. Some modified version of 1 or 2 that may or may not include unrealized income, income from unpredictable sources, such as gifts, income realized upon the sale of an asset, interest income, etc.

Shareholders will likely have different notions of what "gross income" means and thus will not understand what actions the Proposal, if adopted, would require of the Corporation. Similarly, if the Proposal were adopted, the Corporation would not know how to implement it because it would not know what definition of gross income to include in its policies. As a result, the Proposal is too vague to be voted on and is excludible because it is misleading.

The Proposal Contains a Series of Specific Statements that are Materially False, Misleading, and/orVague and Indefinite. The following statements violate Rule 14a-8(i)(3) because they are materially false or misleading, in some cases due to vagueness and indefiniteness.

1. "[H]ousing price inflation is primarily driven by **unsound lending practices** . . . ." (emphasis in original).

   This statement is at a minimum misleading and it is possibly materially false, because any objective analysis reveals that there are numerous reasons why housing prices may rise. For example, housing price inflation is affected by interest rates (which are strongly influenced by federal monetary policy, the bond markets, and liquidity in the secondary mortgage markets), increases in average income, increased consumer awareness of the benefits of home ownership, increased desirability of home ownership, and the growing number of people that want to purchase homes in areas that have high population densities so that desirable property is scarce. Thus, the Proposal's assertion that any rise in home prices is *primarily* driven by unsound lending practices, as compared to other influences on home prices, is either misleading or materially false.

2. "**[U]nsound lending practices** [are] commonly referred to as non-conforming mortgages . . . ." (emphasis in original).

   This statement is materially false, because a non-conforming mortgage is simply industry jargon that refers to whether the mortgage conforms to guidelines established by Fannie Mae and Freddie Mac for the purchase and subsequent securitization of mortgages. It has nothing to do with "unsound lending practices." A $400,000 home mortgage for a single family home is by definition non-conforming, but it is not necessarily an unsound loan because there are numerous other factors, such as borrower repayment history, magnitude of down payment, the characteristics of the mortgaged property, and borrower income that inform whether the loan may be considered "unsound." The Proposal's misuse of the term "non-conforming" is a material falsehood.

3. "**The most pernicious non-conforming mortgage loan practice is issuing first mortgage loans in excess of four times the borrower's gross income. Loans above that level are imprudent for the borrower and unsound for the lender.**" (emphasis in original).

   This statement is misleading due to vagueness and indefiniteness. First, when reading the first sentence in the quoted language, some shareholders will know and employ the correct definition of non-conforming mortgage and others, unfamiliar with the mortgage industry, will assume that a non-conforming mortgage is by definition unsound per the statement identified in number 2 above. Thus, the former stockholders will interpret this quoted statement to apply only to mortgages that don't meet Fannie Mae and Freddie Mac guidelines. The latter stockholders will interpret the quoted statement to apply more broadly to all "unsound lending practices." Hypothetically, some shareholders may believe that the most pernicious loans are otherwise conforming mortgages that exceed four times the borrower's gross income. A hypothetical shareholder using the correct definition of conforming may disagree with the quoted statement and be less inclined to vote for the Proposal. Alternatively, a hypothetical shareholder using the Proponent's incorrect definition of non-conforming (i.e., unsound lending practices) may agree with the quoted statement and be more inclined to vote for the Proposal. This demonstrates that two shareholders with the same normative perspective may vote differently because the Proposal is misleading due to the inaccurate usage of the term "non-conforming."

Second, as previously discussed, the concept of gross income used in the first sentence of the quoted language is open to numerous interpretations. Without a definition of gross income in the Proposal, different shareholders will interpret the first sentence differently.

Third, because the first sentence of the quoted language is misleading due to the inaccurate, vague, and indefinite usage of two key terms (i.e., non-conforming and gross income), shareholders as a group will not be able to decide whether or not they agree with the conclusion in the second quoted sentence. The Corporation believes this is another example of how the Proposal is materially false and misleading.

4. "Sky high housing costs destabilize marriage. Financial distress is a major cause of marital collapse, and child abuse and neglect. Burdened by excessive debt couples are forced to work excessive hours leaving little time to nurture their marriages much less derive pleasure from them."

   This statement is at least misleading and at worst materially false. The Proposal implies that the ills described result from the availability of home mortgages that exceed four times a borrower's gross income. Any objective analysis reveals that there are numerous factors that contribute to marriage instability, financial distress, marital collapse, and child abuse. Consequently, it is misleading to link the mortgage-to-gross income ratio with the unfortunate circumstances described.

5. "[E]xcessive work hours caused by excessive mortgage debt is a major contributing factor to today's exploding obesity driven diabetes epidemic."

   This statement is at least misleading and is likely materially false. First, it is misleading or false because the causal chain described by the Proponent, that mortgage debt causes long work hours which in turn causes diabetes, is tenuous at best. Any objective analysis will reveal that there are myriad intervening events and decisions people make between deciding to apply for a mortgage and engaging in behavior that may lead to diabetes. Second, the statement is misleading due to vagueness and indefiniteness, because shareholders cannot know what the Proponent means by "excessive" work hours. Third, the statement is materially false or misleading because it, in the context of the rest of the Proposal, implies that the magnitude of mortgage principal owed is the cause of high mortgage payments. Any objective analysis will reveal that there are numerous other loan terms, such as interest rate, amortization period, and other features that affect the monthly mortgage payment owed.

6. "As an investor, I don't own shares in companies which **intentionally and knowingly** prey upon human weakness and/or damage individuals and society. . . ."

   This statement is misleading because it implies that the Corporation preys upon human weakness and/or damages individuals and society. According to Rule 14a-9, a statement may be misleading if it "indirectly impugns character" or "indirectly makes charges concerning improper . . . or immoral conduct . . . without factual foundation." This statement impugns the character of the directors and employees of the Corporation and accuses them of engaging in immoral conduct. Thus, the Corporation believes this statement is misleading.

CONCLUSION

On the basis of the foregoing, the Corporation respectfully requests the concurrence of the Division that the Proposal may be excluded from the Corporation's proxy materials for the 2006 Annual Meeting. Based on the Corporation's timetable for the 2006 Annual Meeting, a response from the Division by February 3, 2006 would be of great assistance.

If you have any questions or would like any additional information regarding the foregoing, please do not hesitate to contact the undersigned at 704-386-5083.

Please acknowledge receipt of this letter by stamping and returning the enclosed receipt copy of this letter. Thank you for your prompt attention to this matter.

Very truly yours,

William J. Mostyn III
Deputy General Counsel and Corporate Secretary

cc: Mark I. Klein, M.D.

EXHIBIT A

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

November 20, 2005

Corporate Secretary
Bank of America
VIA OVERNIGHT FEDEX

Dear Sir:

Please find enclosed my shareholder proposal for inclusion in the 2006 proxy. I intend to appear in person to present the proposal. I request 15 minutes at the annual meeting to discuss the issues I raised.

I own about 6,479 Bank of America shares in certificate form. I intend to continue own the shares through the annual meeting. I also own in street name in an E-Trade managed IRA another 400 for a total of about 6,879 shares. (see attachment)

Please publish the proposal as written including the bolded, underlined large type words.

Please publish my name, address, number of shares owed, and my e-mail address--mark@drmarkklein.com

Sincerely,

To protect and enhance the health and general welfare of children and adults the shareholders recommend BANK OF AMERICA not issue first mortgage home loans, except as required by law, no greater than **four times** the borrower's gross income.

REASONS

As a mature man in my mid-60s, a physician and psychiatrist, a father and grandfather, and a seasoned, very successful investor, I believe the physical and emotional health of adults and children are closely linked to a satisfying family life which in turn depends upon the availability of **affordable** housing.

I believe today's housing price inflation is primarily driven by **unsound lending practices**, commonly referred to as non-conforming mortgages, which promote excessive speculation by pumping too much money into the real estate market. Just Economics 101 supply and demand theory: Too many dollars chasing scarce housing resources drive up prices.

The most pernicious non-conforming mortgage loan practice is issuing first mortgage loans in excess of four times the borrower's gross income. Loans above that level are imprudent for the borrower and unsound for the lender.

Sky high housing costs destabilize marriage. Financial distress is a major cause of marital collapse. and child abuse and neglect.

Burdened by excessive debt couples are forced to work excessive hours leaving little time to nurture their marriages much less derive pleasure from them.

Spending too much time away from home creates unnecessary opportunities for unfaithfulness which recent studies suggest at least 40% per cent of married men **and** women do.

Divorce commonly causes mental and physical illness for the partners and their children.

The heightened divorce risk notwithstanding, excessive work hours caused by excessive mortgage debt is a major contributing factor to today's exploding obesity driven diabetes epidemic. With too many moms and dads working long hours in lieu of regular balanced, portion controlled, home cooked meals too many children subsist mostly on junk food.

As a physician and a father it's personally heartbreaking to see so many overweight children knowing of the suffering they will face and the likelihood of shortened lives.

Overworked adults also succumb to obesity leading to diabetes because restaurant food and takeout are usually overloaded with fats and carbohydrates with little protein.

There is more to life than making a buck. As an investor, I don't own shares in companies which **intentionally and knowingly** prey upon human weakness and/or damage individuals and society, e.g., gambling, hard liquor, tobacco, and fast foods.

I believe the adoption of my proposal might over the short term **negatively** affect Bank of America's earnings and dividend growth. No doubt we'll anger some customers and other banks will continue their unsound practices.

A parent's a parent until their very last breath. We owe it to our children, and to all Americans, to jettison unsound mortgage lending practices rather than continue them just because "Johnnie's parents let him do it".

For further discussion of this issue, please read my 2005 blogs dated October 17, 24, 25, 28 and November 6, 9, 16, 19.

www.drmarkklein.blogspot.com

G303

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

November 20, 2005

Corporate Secretary
Bank of America
VIA OVERNIGHT FEDEX

Dear Sir:

Please find enclosed my shareholder proposal for inclusion in the 2006 proxy. I intend to appear in person to present the proposal. I request 15 minutes at the annual meeting to discuss the issues I raised.

I own about 6,479 Bank of America shares in certificate form. I intend to continue own the shares through the annual meeting. I also own in street name in an E-Trade managed IRA another 400 for a total of about 6,879 shares. (see attachment)

Please publish the proposal as written including the bolded, underlined large type words.

Please publish my name, address, number of shares owed, and my e-mail address--mark@drmarkklein.com

Sincerely,

[signature]

To protect and enhance the health and general welfare of children and adults the shareholders recommend BANK OF AMERICA not issue first mortgage home loans, except as required by law, no greater than **four times** the borrower's gross income.

REASONS

As a mature man in my mid-60s, a physician and psychiatrist, a father and grandfather, and a seasoned, very successful investor, I believe the physical and emotional health of adults and children are closely linked to a satisfying family life which in turn depends upon the availability of **affordable** housing.

I believe today's housing price inflation is primarily driven by **unsound lending practices**, commonly referred to as non-conforming mortgages, which promote excessive speculation by pumping too much money into the real estate market. Just Economics 101 supply and demand theory: Too many dollars chasing scarce housing resources drive up prices.

The most pernicious non-conforming mortgage loan practice is issuing first mortgage loans in excess of four times the borrower's gross income. Loans above that level are imprudent for the borrower and unsound for the lender.

Sky high housing costs destabilize marriage. Financial distress is a major cause of marital collapse. and child abuse and neglect.

Burdened by excessive debt couples are forced to work excessive hours leaving little time to nurture their marriages much less derive pleasure from them.

Spending too much time away from home creates unnecessary opportunities for unfaithfulness which recent studies suggest at least 40% per cent of married men **and** women do.

Divorce commonly causes mental and physical illness for the partners and their children.

The heightened divorce risk notwithstanding, excessive work hours caused by excessive mortgage debt is a major contributing factor to today's exploding obesity driven diabetes epidemic. With too many moms and dads working long hours in lieu of regular balanced, portion controlled, home cooked meals too many children subsist mostly on junk food.

As a physician and a father it's personally heartbreaking to see so many overweight children knowing of the suffering they will face and the likelihood of shortened lives.

Overworked adults also succumb to obesity leading to diabetes because restaurant food and takeout are usually overloaded with fats and carbohydrates with little protein.

There is more to life than making a buck. As an investor, I don't own shares in companies which **intentionally and knowingly** prey upon human weakness and/or damage individuals and society, e.g., gambling, hard liquor, tobacco, and fast foods.

I believe the adoption of my proposal might over the short term **negatively** affect Bank of America's earnings and dividend growth. No doubt we'll anger some customers and other banks will continue their unsound practices.

A parent's a parent until their very last breath. We owe it to our children, and to all Americans, to jettison unsound mortgage lending practices rather than continue them just because "Johnnie's parents let him do it".

For further discussion of this issue, please read my 2005 blogs dated October 17, 24, 25, 28 and November 6, 9, 16, 19.

www.drmarkklein.blogspot.com

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

December 26, 2005

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporate Finance
450 Fifth Street NW
Washington, DC 20549
Via Fedex

<u>Re: Bank of America shareholder proposal</u>

Bank of America's request for a no action letter is without merit because the proposal clearly falls within the purview SEC Staff Bulletin 14C (CF) exception to the ordinary business exclusion (14a-8(I)(7) because the proposal focuses on "sufficiently significant social policy issues…(which) transcend the day-to-day business matters." Also, the proposal is not false and misleading.

To remove even the slightest scintilla of doubt as to the plain meaning of the shareholder proposal statement the "no" following "except as required by law" should be removed. (page 6--no action request letter)

> To protect and enhance the health and general welfare of children and adults the shareholders recommend BANK OF AMERICA not issue first mortgage home loans, except as required by law, greater than **<u>four times</u>** the borrower's gross income.

I own approximately 7000 shares of Bank of America. I am a very seasoned, successful stock market investor for my own and family accounts, a licensed physician, and board certified psychiatrist who made an initial fortune in real estate. **<u>Hence I am fully qualified to render an informed opinion on all the issues the raised in the shareholder proposal.</u>**

This proposal, a **<u>nonbinding recommendation</u>,** addresses the most critical issue facing American society today. Home prices have reached the point in my opinion where the level of indebtedness required to finance purchases undermines family stability and impairs the physical and mental health of parents and children.[1]

[1] Today's 50% divorce rate, declining marriage formations, and about of a 1/3 of children born out-of-wedlock jeopardizes the future of having the critical mass of stable American families which are the

<u>Down here on Planet Earth housing costs are usually people's greatest expense.</u>[2]

In my mid-60s, twice married, raised 4 children to successful adulthoods, made a personal fortune from scratch, and practiced and taught medicine and psychiatry I'm fully qualified offer an **<u>expert opinion</u>** on the consequences of financial stresses on family stability, and its secondary medical consequences on adults and children when people are forced to work too many hours to meet their expenses.

REBUTTAL OF THE BANK'S ARGUMENTS 1-6

(commencing at bottom page 6)

<u>ARGUMENTS 1-2:</u>

In my opinion the housing price inflation is driven by unsound lending practices, commonly referred to as non-conforming mortgages. While the term technically refers to Fannie Mae and Freddie Mac mortgage securitization guidelines, the general public understands it as extremely generous credit offers which can jeopardize borrowers' ability to repay should the economy slow, or property prices stabilize or decline. Googling "non conforming mortgages" today returned about **38,400** responses!!! Very evident from sampling the responses the general public understands non-conforming mortgages and its potential adverse consequences as I do.

Given the inherent illiquidity of real estate the availability of credit rather than other factors such as demand, desirability of home ownership, etc. is the primary determinant of price.

Bank of America ~~either~~ is either fooling itself, doesn't understand the linkages between interest rates and the loan terms offered borrowers, or is hoodwinking the SEC with the argument interest rates are primary determinants of housing demand and prices. That would be true without non-conforming mortgages. But with them lenders can significantly decouple home prices from interest rate changes. That's why loans today are often today advertised in terms of the monthly payment rather than the interest rate.

---

predicate conditions to maintain a democratic society.

[2] In response to an article on the appearance of the million dollar Oakland, CA bungalow, Oakland Magazine published my letter. ***"Polygamy is an affordability solution to the emergence of the Oakland million dollar bungalow on a postage-sized lot. Taking on multiple wives, or husbands, as the case may be will provide enough adult earners to carry the property and feed and clothe the family."***

I think Bank of America knows exactly what it's doing with non-conforming mortgages. It just doesn't want the SEC to allow me to spill the beans to a sophisticated audience of shareholders and hopefully thereafter to the public.

ARGUMENT 3:

I am entitled to express the **opinion** "(t)he most pernicious non-conforming mortgage loan practice is issuing first mortgage loans in excess of four times the borrower's gross income. I believe loans above that level are imprudent for the borrower and unsound for the lender."

The bank adopted the standard totalitarian government argument because some shareholders may be unfamiliar with the mortgage securities industry **no one** should be allowed to vote on my proposal.

In my opinion most people understand personal gross income to mean the total from all sources before taxes. To believe otherwise is to believe people smart enough to buy Bank of America shares never filled out a 1040!

I reject the bank's assumption the shareholders can't think for themselves.

ARGUMENTS 4 & 5:

In my mid-60s, twice married, raised 4 children to successful adulthoods, made a personal fortune from scratch, and practiced and taught medicine and psychiatry I'm fully qualified offer an **expert opinion** on the consequences of financial stresses on family stability, and its secondary medical consequences on adults and children when people are forced to work too many hours to meet their expenses.

Home prices have reached the point in my opinion where the level of indebtedness required to finance purchases undermines family stability and impairs the physical and mental health of parents and children.

ARGUMENT 6:

I take strong exception to the assertion I am impugning the character of the directors and management. I was speaking only for myself about the moral standards I use to judge appropriate investments. Of course, it my hope more people would identify with my practices. Given John Dean called President Bush a "traitor" in the last election campaign, the Bank of America is being extraordinarily thin skinned.

I am not impugning the board or management by asserting Bank of America ought to **display better corporate citizenship** by curbing mortgage practices I believe unsound, and damaging to individuals and nation's welfare. Just because Treasury Department and Federal Reserve policy allow them doesn't mean Bank of America need blindly follow along.

For some time I have persistently and publicly criticized the underlying credit policies driving the housing price inflation. The attachments speak for themselves.[3]

Unsound mortgage lending policies created a Potemkin Village sense of prosperity which underlies this very disturbing excerpt from this 12/1/05 New York Times article on the effects for Long Island young adults of the housing price inflation.

> "We're the baby boomers who worked and played the system as best we could, but things are getting worse for this next generation, ratcheting up to where it is almost impossible," said Vilma Nuzio of Bellmore, who runs a church program for the needy.
>
> Her five children are grown now, but despite their college educations and seemingly decent salaries, Mrs. Nuzio said they cannot afford their own homes on Long Island. One son has already departed for North Carolina, and her other children are living with roommates...
>
> The younger generation's difficulty with the cost of living is reflected in another survey finding. Forty five percent reported rooming with others, primarily relatives, up sharply from 31 percent the year before."

<u>If there was ever a shareholder proposal of significant social policy value, this is it!</u>

Sincerely,

[signature]

Copy--Bank of America
Attachments

---

[3] Likely because I am **<u>seriously</u>** "testing the waters" for the 2008 GOP and Libertarian presidential nominations, last month I met by invitation with Senate Banking Committee staff chiefs Kathleen Casey(GOP) and Steve Harris (DEM) to discuss my objections to Bernanke's nomination, and monetary and credit policy particularly with regard to housing prices. Since I decided to consider running in 6/05 formed a dedicated **<u>volunteer</u>** organization out my principle constituency, the 25 million divorced non-custodial parents. **<u>We comprise almost a quarter of electorate!</u>** Sad indeed there are so many of us!

MARK I. KLEIN, M.D.

6808 ESTATES DRIVE

OAKLAND, CA 94611

510-339-6700

MARK@DRMARKKLEIN.COM; www.drmarkklein.blogspot.com;
www.equalcustodyact.com

Below document prepared for my meeting 11/15/05 with

Ms. Kathleen Casey

Majority Staff Counsel

Senate Banking Committee

Steve (HARRIS Dem. Staff) Chief Also Attended

(Please distribute this to all the senators on the Banking Committee.)

My REASONS FOR REQUESTING TO TESTIFY IN OPPOSITION TO THE NOMINATION OF PROFESSOR BEN-SHALOM BERNANKE FOR CHAIRMAN OF THE FEDERAL RESERVE

I'm a 64 year old psychiatrist, a very successful investor, the father of four young adult children, and grandfather of two. I'm so concerned by the relentless destruction of ordinary middle class family life by a chronic inflation in the prices of modern life's core necessities, e.g., housing, education and medical care, the result in my opinion of a failed monetary policy, I am "testing the waters" to seek the 2008 GOP presidential nomination.

While a distinguished academic, an experienced public servant, and a man of unquestioned personal integrity, Professor Bernanke will continue a monetary policy which has effectively bankrupted the American middle class. He is a **disciple** of the economic theorists whose ideas led to today's predicament rather than an **original thinker** with new approaches.

The core failing of contemporary monetary policy is its decision making is predicated on the analysis of economic data which have little or no specificity to the financial realities of everyday life. We've ended up with the worst of all possible economic scenarios because our economic measuring instruments underlying monetary policy are characterized by **low specificity** and **high sensitivity**.

If the Fed governors and their staff simply took their eyes away from their computer screens and looked out the window, our economic dilemma would be obvious. **There's simply too much money being pumped into the economy resulting in too**

many new dollars chasing scarce goods and services like housing, education, and medical care.

The Federal Reserve monetary policies Professor Bernanke will continue are to the national economic ill health as chronic overeating and lack of exercise is to Type II adult onset diabetes. Lack of restraint in both examples leads to an endless cycle of more and more "medicine". For the economy the end result is most people are priced out of achieving the American Dream of attaining affordable housing, education and medical care, and for the overweight Type II diabetic kidney disease and nerve damage leading to severe disability, and even premature death.

Compare my economic situation with that of my young adult children's generation. My father, an American born son of impoverished immigrant parents, was a butcher who left school at 12 to help support the family. Also from a similar background, my mother did the same. Yet on a modest blue collar income my parents ultimately purchased in 1955 for $16,000 a three bedroom home on a large lot on Long Island. Our neighbors were tradesmen, teachers, policemen and postal workers. Fifty years later that house sells for more than **30 times** what my dad paid.

I won the New York State Regents Scholarship. The $1000 annual award paid almost a 100% of premed tuition at Hofstra College. A low income medical student at SUNY Brooklyn I paid $200 rather than $800 annually.

My children's generation are **functionally impoverished** because affordable housing and education are beyond the reach of most absent taking on crushing debt. For example, recently talked with a soon to be married lawyer in his 20s with a modest paying government job from a family much like mine. Deeply in debt for his education he had to take out a 100% mortgage loan to buy a home. Left our conversation worried his marriage might not survive the strains of starting off family life literally drowning in debt.

In contrast to the former Soviet Union where people pretended to work and the government pretended to pay them, Americans today work very hard for dollars with very little **buying power** to achieve American dreams like homeownership.

Mystifies me why our leadership elites, most of them presumably parents themselves, don't make their first priority **their children's** future economic welfare.

I believe Professor Bernanke, merely a dedicated **disciple** of the creators of today's bankrupt monetary policy, will destroy whatever chance we have left to give our children a decent economic future.

The Senate Banking Committee owes the American people an open hearing with opposition witnesses to Bernanke's nomination rather than just **ANNOINTING** him Chairman of the Federal Reserve.

YAHOO! MAIL

Print - Close Window

Date: Fri, 18 Nov 2005 11:50:54 -0800 (PST)

From: "MARK KLEIN, M.D." <markklein1000@yahoo.com>

Subject: I urge you to allow me to testify before the entire banking committee on Bernanke & monetary policy generally.

To: kathleen_casey@banking.senate.gov, peggy_kuhn@banking.senate.gov, steven_harris@sarbanes.senate.gov

Y! PhotoMail

Slideshow | Print at Home | Order Prints | **Save to:** My Yahoo! Photos or My Computer

Click a photo to view a larger version on Yahoo! Photos. See links above for more options.

On the flight home yesterday my seat mate was a very attractive, intelligent and well educated 25 year old single woman from a stable, intact family in the Central Valley. Her parents are almond farmers.

When I told her what I'm doing, she opened her **heart** to me about longing for a stable marriage and affording children and homeowner all of which she felt were out reach for her certainly here in California. In fact, she very sceptical of marriage given all the divorce she's seen amongst her friends' families. In a stable society with reasonable economic opportunties for the middle class a fine young woman like her would have no problem finding an adoring, loving husband.

If there ever was a time for a full, open discussion of American monetary policy, it's right now before it's too late for most of America's children to have any chance to savor the joys of marriage and the day to day magic of watching their children grow up. Americans have to work so hard today to keep from downing financially they miss the best that life has to offer. When the magic of childhood is gone, it's gone forever.

No picnic at my age and health to enter public life. But what else can a responsible, very well educated, older American father with the time, financial means and strongly held beliefs do under the current circumstances? The below photos of my garden say it all about what I'm putting aside.

Mark Klein



May-June 2005 013



May-June 2005 014



May-June 2005 017



IMGP1097



IMGP1100



IMGP1101





7 pages

MARK I. KLEIN, M.D.
6808 ESTATES DRIVE
OAKLAND, CA 94611
510-339-6700

November 27, 2005

Ms. Kathleen Casey
Mr. Steven Harris
Senate Banking Committee
Via fax

Dear Ms. Casey & Mr. Harris:

The attached article from today's New York Times underscores how vital it is to have **full scale hearing** on Bernanke's nomination. The economic numbers economists like Bernanke rely upon simply don't reflect the financial realities of everyday life for most people. Bad data in. Bad data out.

As I mentioned at our meeting, the underlying economic problem for the middle class is the collapse of the buying power of earnings not the cost of fuel when denominated in housing, or private higher education, dollars for the period of 1955 to the present is at historic lows. Compare the buying power the $41,000 earner who can't heat his home cited in the article with my situation after finishing my psychiatry residency in 1973. Earned $30,000 as a service chief at ~~the~~ Cornell affiliated hospital and about another $15,000 in private practice. On that I maintained an office in Great Neck, a 2 bedroom modern duplex apartment on West 78th Street just off Central Park West, and rented a summer cottage on the water in the Hamptons.

Also according to today's NY Times , there were only 10,000 Manhattan residential real estate transactions last year. (Brozan--"So Few Properties, So Many Brokers") Just like fraudsters a la the movie "Boiler Room" cheating unwary investors by pumping and dumping thinly traded pink sheet stocks, non-conforming mortgages end up having the same effect in the real estate market. Might be worth a look-see at the **real estate investment activities** of the folks at the Treasury Department and the FDIC who regulate mortgage lending standards for the national banks and the savings and loan. Been a mystery to me why they don't act to stabilize the housing market particularly since most of them have children who'll need homes.

Sincerely,

11/28/05--BELOW SENT VIA FAX

KATHLEEN CASEY--Senate Banking Committee GOP staff chief
STEVEN HARRIS--Senate Banking Committee Democratic staff chief
HAROLD DAMELIN--Inspector General Treasury Department
PATRICIA BLACK--Inspector General FDIC
BARRY SNYDER--Inspector General Federal Reserve Board
EDWARD KELLY--Inspector General Federal Housing Financing Board

BELOW NEXT WEEK'S ADVERT IN THE WASHINGTON TIMES NATIONAL WEEKLY.

ATTACHED ARE TWO ADVERTS FOR PROPERTY IN MY AREA. HOUSES LIKE THE CAMPBELL STREET ONE WENT FOR $10,000 WHEN I BOUGHT PROPERTY IN THAT AREA IN THE LATE 1970s.

THE ESTATES DRIVE HOME IS DOWN THE STREET FROM ME. IT'S A VERY MODEST MIDDLE CLASS HOME.

CORRUPT FEDERAL OFFICIALS SPECULATING IN PROPERTY SETTING MORTGAGE POLICY TO LINE THEIR OWN POCKETS **IS THE ONLY REASONABLE EXPLAINATION** FOR THE HOUSING PRICE SOUTH SEA BUBBLE.

WITHOUT FUNNY MONEY MORTGAGES FEDERAL PAY ISN'T ENOUGH TO SPECULATE IN D.C.'S RED HOT PROPERTY MARKET. Large

Contact info: Mark Klein, M.D., 6808 Estates Drive, Oakland, CA 94611
510-339-6700; mark@drmarkklein.com;
www.drmarkklein.blogspot.com

Are federal officials speculating in real estate promoting for personal gain the unsound mortgage policies making housing increasingly unaffordable?

POP THE HOUSING BUBBLE NOW!

www.drmarkklein.blogspot.com

Listings


GRUBBCO.COM

Well-built level-in, dramatic contemporary; large deck w/ South Bay views; sunny, open wood-panelled LR/DR; 2 master suites & home office/den;sep laundry room;2-car garage w/interior access.2 large FR in lower level- great for hobbies or expansion!Extensive storage.

190 ESTATES DRIVE
PIEDMONT, CA 94611

3 Bedrooms, 3 Bath(s)
3,442 Estimated Sq. Ft.

Listing #: 40125130

$1,375,000

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1421 Campbell

Listing ID:	40107620
Price:	$555,888
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Type:	Single Family

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12/18/08 WASH TIMES AD

CREATING A NEW REPUBLICAN CENTER TO CAPTURE THE WHITE HOUSE IN 2008

FROM WWW.DRMARKKLEIN.BLOGSPOT.COM

The leadership elites of the Republican and Democratic parties despise stable middle class family life. Were it otherwise they'd be working 24/7 to reduce the divorce rate, pop the housing price bubble making middle class family life increasingly unaffordable, and seal our borders to illegal alien labor which undermines the wage structure, drives up rents, and consumes expensive public services.

THE ROAD TO 270 ELECTORAL VOTES

1 The 25 million divorced, non-custodial parents often financially ruined and deprived of meaningful contact with their children by a misguided federal family policy which promotes family discord and divorce.

2 The 50 million plus heartbroken parents, relatives, and subsequent spouses of non-custodial parents.

3 The tens of million children of divorce.

4 Middle age and senior males fed up with the relentless drumbeat of feminist inspired anti-male propaganda.

5 Middle of the road Americans across the conventional political spectrum whose primary agenda is living a comfortable middle class life style, educating their children, and saving for retirement.

6 Financially secure seniors alarmed by the collapse of traditional American family life.

7 Millions of young men and women unable to afford to marry and start families.

8 Millions of upset parents with sons whose educational and career opportunities are short circuited by affirmative action preferences for women.

9 Shattered military families the result of excessive deployments to fight wars we can't possibly win because we fight 21st century asymmetric wars under the 20th century laws of war and rules of engagement.

TO AMERICA'S SENIORS: When we're gone there will be no one left with a living memory of an America in which divorce was rare and a top government's priority was ensuring affordable education and housing for our children. Like our Founding Mothers and Fathers, we need to set aside the comforts of retirement to serve America in her hour of need.

America desperately needs to be governed by real grownups.



Mark I. Klein, M.D.

I bought monthly full page op-ed advertising space to appear through November, 2008 with the option to purchase more at the contracted rate. If you want to help increase the frequency of these messages, please send your non-tax deductible personal gift to me. Your gift will only be used to purchase these advertisements.

I want to help you fight against these jerks. Please accept my donation gift of:

❑ $25 ❑ $50 ❑ $100 ❑ $250 ❑ $500 ❑ $_______ Other

Name: ____________________

Address: ____________________

City/State/Zip: ____________________

Phone: ____________________

Send checks to:

MARK KLEIN, M.D.*
6808 ESTATES DRIVE
OAKLAND, CA 94611

*I am a board certified psychiatrist.

For more commentary please visit www.drmarkklein.blogspot.com • www.equalcustodyact.com • www.cafepress.com/equaljustice

Albuquerque
For The
New Year
The Meeting of Minds and Voices

Friday - January 6th

Join us at the Winrock Playhouse in the Winrock Mall from 6 to 8pm
To Meet, Network, Organize
And plan a course to bring reform to family law

Special Guest
Dr. Mark Klien
will speak on his bid for president in 2008

Hosted By Krightsradio.com
for more
information call 303-741-4075 or 505-620-0359

The New Year 2006 is shaping up to be one of the most exciting times in the effort to reform Family, Child Custody and Child Support Laws

4/24/03?

Dear Kelli: (West Point's Dietitian)

Just got back from a short business trip to Charlotte, NC. As usual often ate at a Golden Corral cafeteria.

Stimulated by conversations with you and others on the obesity epidemic decided this time to observe what the children were eating. Many families with what I presume are tired working parents come there to eat. Most of children choose their food unsupervised from the buffet. Left to their own devices they fill up on carbs, fried foods and sweets. Lots of the children, especially the girls, were overweight.

No wonder there's been an explosion in juvenile diabetes.

Think West Point is very smart to have a professional dietitian to work with the cadets.

Best wishes,

We're now seeing children with Type II diabetes. Never saw it when I was medical school in the early 1960s.

QUO VADIS

Yu, Ted

From: MARK KLEIN, M.D. [mark@drmarkklein.com]
Sent: Tuesday, February 07, 2006 9:40 AM
To: Yu, Ted; anthony.horan@chase.com; william.mostyn@bankofamerica.com
Subject: Bank of America and JP Morgan Chase shareholder proposals

Here's my fax number to send the decision. 510-339-6701.

Please pass along the below supplementary information in support of my proposals. This e-mail is copied to the banks' counsel.

From my blog www.drmarkklein.blogspot.com

Friday, February 03, 2006

Our impoverished children



New York Times–February 3, 2006

Talk About Renting a Hole in the Wall

By JANNY SCOTT

So you think your place is small? One night recently, a group of architecture students staying up late in a loft in Brooklyn took to amusing themselves by stuffing a mattress into a hole cut into the wall above a bedroom door. Then they tried the mattress out for comfort. Not half bad! It occurred to one of them, Nick Freeman, that people might pay money to call that elevated mattress home.

So Mr. Freeman posted an ad on the Web site Craigslist: "$35 — elevated mattress-sized space

between rooms." He used a minimalist pitch. "Opening between hall and room available for long/short-term use, accessible by ladder, sheets and pillows not provided." The ad went up around noon, and by the end of that day, Mr. Freeman had a dozen potential takers.

"I was actually surprised with the amount of places that fall into that category — kind of like 'I'll rent a corner,' " said Drew Hart, who answered the ad. "I went to look at a place recently in Queens; I wasn' t aware until I got there that it was a cloth shower curtain separating part of the living room."

Into the six-ring circus that is the housing market in New York City — where a house can sell for $40 million, an apartment can rent for $25,000 a month and extended families sleep in shifts in single rooms — came the airborne mattress, at least briefly.

As real estate prices remain stratospheric and people keep pouring into the city, some housing experts believe the market for space within other people's space is on the rise.

On Craigslist alone, one can find hundreds of ads for rooms within apartments, beds within bedrooms, even the occasional couch — if not living quarters, then living eighths. Some are available from Monday evenings through Friday mornings, some only on weekends. Some exclude kitchen privileges, request teetotalers, insist upon plant care, limit sleepovers. A few will take some of the rent in trade.

"The regular value of this studio is $2,000 per month," one recent ad seeking a roommate for a West Side apartment said. "Your share of the rent is specially reduced to only $250 per month for a female in exchange for doing small chores a few hours a week (i.e. cooking, cleaning, answering phones, massage, etc.)."

The ad suggested helpfully, "Perfect for a student, tourist, actress, etc."

What, no cabdrivers?

"You're in the subterranean world in this particular issue," said Frank Braconi, executive director of the Citizens Housing and Planning Council, a policy research group in Manhattan. "So little of it is aboveboard and legal and monitored, nobody's counting anything. You're inevitably going to be in the realm of anecdote rather than data."

He added, "Anecdotally, it's overwhelmingly the case that it is going on more and more." Caroline Adalian, a 33-year-old "child life specialist" in a Queens hospital who figures she has lived in 10 different places since college, recalls being req uired in one New York apartment to say she was a friend of the family and never mention rent. Another woman was told to say she was the cleaning lady.

A few years ago, Karen Falcon, whose family owns a brownstone on Broadway at 152nd Street, tried to find a family to rent the three-bedroom upstairs apartment. When her ad went unanswered, she tried advertising the rooms separately instead.

They went almost instantly, she said; so she turned herself into an informal rental agent for a friend with a 60-unit building full of large apartments nearby.

"We were inundated," said Ms. Falcon, who said tenants in the building now affectionately call it a dorm for adults. "Because young people are pouring into New York City. It's like we are such a magnet. I really feel I'm on the front lines of this."

The mattress episode began sometime before dawn on Jan. 16. John Ivanoff, a 22-year-old architecture student at the Pratt Institute in Brooklyn, who shares the 1,500-square-foot apartment on Taaffe Place with five others — the person with the only room with a real window pays an extra $50 in rent — said he and his roommates and Mr. Freeman, a friend, had stayed up drinking and suddenly decided to stuff a spare mattress into the rectangular hole cut into the wall above one bedroom door.

"There were three of us up there at one time," Mr. Freeman recalled. "All three of us hung out there. After the night was done, I said it would be funny if I put this on a room-share thing on Craigslist and see if anyone responds."

One who did was Adam Kriney, a 29-year-old experimental jazz drummer "looking for living spaces for under $200, if possible," as he put it later. He had given up his share in an apartment in Williamsburg and had been staying on various couches of friends.

"Look, I'm looking to live in a crawl space," said Mr. Kriney, who said he spent his money on rehearsal space. "What do I really need besides my lapt op, a sleeping bag and a suitcase?" The mattress ad caught his eye.

"I kind of thought it was like a cubby cubbyhole where I could hang out," Mr. Kriney said in an interview. "I didn't realize it was suspended. Which isn't a problem. That wouldn't be a strange thing. It's just where I lay my head. I'm only here to do my music."

Tywan Williams, a 27-year-old "celebrity hairstylist" at a beauty salon in Queens who had found an apartment but could not move in until Feb. 1, answered the ad after sleeping on the A train the previous night.

Another response came from Melissa Sanfiorenzo, a 25-year-old photographer just back from Spain and trolling Craigslist for a room for $400 to $500 a month.

"When I saw the ad, it's like, 'This is really nuts,' " Ms. Sanfiorenzo said. "I figured being there, with time maybe something would open up. Maybe someone will move out — of, like, the room. I mean the bed is on top but maybe there's a table or a big space."

Mr. Hart, a 19-year-old student from Manasquan, N.J., returning to New York after a semester of travel, fired off an e-mail message to Mr. Freeman: "well O.K. I already know I'm crazy, but . . . if that bed's really for rent and you're all really as crazy as you seem as well (and those strings are strong) I'm there."

He added, "Will also sleep in corner, in tent, etc. etc."

An open house for the mattress was scheduled for that Saturday, Jan. 21, between 6 and 9 p.m. Mr. Hart arrived, checked out the real estate and was willing to give it a shot. But, according to Mr. Freeman, the existing inhabitant of the bedroom in question was unenthusiastic. "Pretty much that was the point where it fizzled out," Mr. Freeman said.

Mr. Hart ended up finding a berth in a small bedroom in Woodside, Queens. He said he was sharing a room with another man in a four-bedroom apartment — "kind of like a dorm situation."

The rent is $250 a month.

As for the mattress, Mr. Har t has only one regret. "I think I would have done it," he said. "Because it's, like, a good story to tell your kids."

posted by Mark Klein, M.D. at 7:11 AM links to this post _

Thursday, February 02, 2006

We need a national shrink!



Chatted today with late 20s married Oakland sign shop clerk about the cost of housing. There to purchase campaign banners.
She and husband paid about $500,000 for a rundown Victorian in an Oakland neighborhoo d where 30 years ago such homes went for $20,000.

She brought up the subject of her home up when I explained why I was trying for the White House. Real reason I'm thinking about running is we are governed by people so intellectually vacant, or more likely so selfish, they are throwing away our children's futures. If young people today are just about priced out the housing market, where will their children live?

Should hear shortly from the SEC about whether my shareholder proposals submitted to Bank of America and JP Morgan Chase recommending the banks curb the issuance of non-conforming mortgages fueling the housing bubble will make the proxy ballot. The banks asked the SEC to bar the proposals. **Heaven forbid Americans get to vote on something that really affects theirs and their children's lives.** Proposal below:

To protect and enhance the health and general welfare of children and adults the shareholders recommend BANK OF AMERICA/JP MORGAN CHASE not issue first mortgage home loans, except as required by law, no greater than four times the borrower's gross income.

REASONS

As a mature man in my mid-60s, a physician and psychiatrist, a father and grandfather, and a seasoned, very successful investor, I believe the physical and emotional health of adults and children are closely linked to a satisfying family life which in turn depends upon the availability of affordable housing.

I believe today's housing price inflation is primarily driven by unsound lending practices, commonly referred to as non-conforming mortgages, which promote excessive speculation by pumping too much money into the real estate market. Just Economics 101 supply and demand theory: Too many dollars chasing scarce housing resources drive up prices.

The most pernicious non-conforming mortgage loan practice is issuing first mortgage loans in excess of four times the borrower's gross income. Loans above that level are imprudent for the borrower and unsound for the lender.

Sky high housing costs destabilize marriage. Financial distress is a major cause of marital collapse. and child abuse and neglect.

Burdened by excessive debt couples are forced to work excessive hours leaving little time to nurture their marriages much less derive pleasure from them.

Spending too much time away from home creates unnecessary opportunities for unfaithfulness which recent studies suggest at least 40% per cent of married men and women do.

Divorce commonly causes mental and physical illness for the partners and their children. The heightened divorce risk notwithstanding, excessive work hours caused by excessive mortgage debt is a major contributing factor to today's exploding obesity driven diabetes epidemic. With too many moms and dads working long hours in lieu of regular balanced, portion controlled, home cooked meals too ma ny children subsist mostly on junk food.

As a physician and a father it's personally heartbreaking to see so many overweight children knowing of the suffering they will face and the likelihood of shortened lives.

Overworked adults also succumb to obesity leading to diabetes because restaurant food and takeout are usually overloaded with fats and carbohydrates with little protein. There is more to life than making a buck. As an investor, I don't own shares in companies which intentionally and knowingly prey upon human weakness and/or damage individuals and society, e.g., gambling, hard liquor, tobacco, and fast foods.

I believe the adoption of my proposal might over the short term negatively affect Bank of America's earnings and dividend growth. No doubt we'll anger some customers and other banks will continue their unsound practices.

A parent's a parent until their very last breath. We owe it to our children, and to all Americans, to jettison unso und mortgage lending practices rather than continue them just because "Johnnie's parents let him do it".

For further discussion of this issue, please read my 2005 blogs dated October 17, 24, 25, 28 and November 6, 9, 16, 19. www.drmarkklein.blogspot.com

posted by Mark Klein, M.D. at 3:42 PM links to this post

Yu, Ted

From: MARK KLEIN, M.D. [markklein1000@yahoo.com]
Sent: Tuesday, February 14, 2006 4:35 PM
To: Yu, Ted; anthony.horan@chase.com; william.mostyn@bankofamerica.com
Subject: Decision yet?

Pretty tough to run a possible presidential campaign when the government drags its feet. Have campaign appearance dates up the air because of the SEC's dillidallying. Total no brainer to put my proposals on the proxy. FYI next week's Washington Times (nat'l edition). Pdf version attached. Please call or e-mail the decision. 510-339-6700 Dr. Klein

> On 2/14/06 11:33 AM, "MARK KLEIN, M.D." <markklein1000@yahoo.com> wrote:
>
> > put a dashes (--) after INCENTIVES-MON and CHILDREN--BY:
> > ***Emily Kephart <AuntieEm70@adelphia.net>*** wrote:

On 2/13/06 10:16 PM, "MARK KLEIN, M.D." <markklein1000@yahoo.com> wrote:

Change the sentence starting "Please join me and my friends coming from around the country **to attend (instead of attending). Also change the date to March 9-12**

In #1 of the constituency road change "trumps" to "trump"

#2 Change "adult" to "adults"

And **an** EQUAL CUSTODY...

next line "...fiduciaries required to file **periodic** reports....

THANKS AGAIN FOR YOUR EFFORTS--MARK

Emily Kephart <AuntieEm70@adelphia.net> wrote:

K STREET "BOSS TWEEDS" TURNED THE REPUBLICAN PARTY INTO A SPENDTHRIFT, MORAL MIDGET 21ST CENTURY TAMMANY HALL.

Please join me and my friends coming from around the country attend the Southern Republican Leadership Conference in Memphis, TN - March 9-12, 2006. WWW.SRLC.ORG

TIME FOR MIDDLE CLASS REPUBLICANS TO TAKE BACK OUR PARTY!

A CONSTITUENCY ROAD MAP TO TAKE BACK THE PARTY:

1. Republicans for whom living stable family lives trump ideology.
2. Young adults unable to afford to live independently, get married, or have children.
3. Unwilling victims of easy divorce laws
4. Millions of anguished, heartbroken non-custodial parents
5. Adult children of divorce
6. Heartbroken parents and grandparents of the divorced
7. Men
8. Seniors
9. Conservatives
10. Straight ticket Republican voters

A PLATFORM TO TAKE BACK THE PARTY:

STABILIZE THE AMERICAN FAMILY BY REDUCING THE DIVORCE RATE BY REMOVING THE INCENTIVES – MONEY, REVENGE AND GETTING THE CHILDREN – BY:

Enacting a CHILD SUPPORT FINANCIAL RESPONSIBILITY ACT!

For states to receive federal subsidies for family programs child support recipients shall be fiduciaries required to file periodic reports supported by documentation showing how the money was used for the child's direct benefit.

And an EQUAL PHYSICAL CUSTODY ACT!

For states to receive federal subsidies for family programs they must enact a rebuttal presumption of joint physical custody in a divorce action.


New grandson

RESTORE AFFORDABLE MIDDLE CLASS FAMILY LIFE!

by ending the housing bubble by eliminating low down payment mortgages.

RESTORING MIDDLE CLASS WAGES FOR BLUE COLLAR WORKERS BY BARRING ILLEGAL WORKERS!

CREATING RULES OF WAR FOR 21ST CENTURY ASYMMETRIC WAR SO WE CAN FIGHT TO WIN!



MARK IRWIN KLEIN, M.D.
FATHER AND GRANDFATHER
PHYSICIAN AND PSYCHIATRIST

Comments? Want to help?
MARK@DRMARKKLEIN.COM

Yu, Ted

From: MARK KLEIN, M.D. [markklein1000@yahoo.com]
Sent: Wednesday, February 15, 2006 1:30 PM
To: Yu, Ted; anthony.horan@chase.com; william.mostyn@bankofamerica.com
Subject: If the SEC stopped dillidallying & puts me on the BAC & JPM proxies, I could plan my spring campaing travel schedule

www.drmarkklein.blogspot.com

Wednesday, February 15, 2006

The spiritual essence behind political revolution


Beale
2006 SOUTHERN REPUBLICAN LEADERSHIP CONFERENCE

www.srlc.org

From:
View Contact Details Add Mobile Alert
To:
"Tony Taylor" , "shelly" , "M.D. MARK KLEIN" markklein1000@yahoo.com

Subject: MEMPHIS
Date: Sat, 04 Feb 2006 04:57:25 +0000

I am happy to announce that I have purcased our G.O.P tickets. Now the hard part is left.......getting out there. Whether fly or drive we will be there in all our glory................so get your boxing gloves on because we are ready to fight for our cause. God Bless you all and from my heart I love you guys. Jxxx and B...

The writer is a young mother in the Southwest. An office clerk she lives from paycheck to paycheck so it was really a struggle to get the money to sign up and come. Think what's motivating her is my genuine concern for her generation and her appreciation of my novel, yet common sensical, policies which I believe would improve her and her daughter's lives.

I will likely have the largest delegation at the meeting mostly comprised of people like her coming at their own expensefrom across America. We want to take the government out of hands of the special interests.

Yu, Ted

From: MARK KLEIN, M.D. [markklein1000@yahoo.com]
Sent: Friday, February 17, 2006 12:40 PM
To: Yu, Ted; anthony.horan@chase.com; william.mostyn@bankofamerica.com
Subject: Fwd: Your Styles article yesterday inspired today's blog

Date: Fri, 17 Feb 2006 09:33:43 -0800 (PST)
From: "MARK KLEIN, M.D." <markklein1000@yahoo.com>
Subject: Your Styles article yesterday inspired today's blog
To: lalvarez@nytimes.com
CC: "ajacobs@nytimes.com" <ajacobs@nytimes.com>, "alexk@nytimes.com" <alexk@nytimes.com>, "gabriel@nytimes.com" <gabriel@nytimes.com>, "gbellafante@nytimes.com" <gbellafante@nytimes.com>, gross <gross@nytimes.com>, "jenny@nytimes.com" <jenny@nytimes.com>, jklein <jklein@nytimes.com>, jlee <jlee@nytimes.com>, jleland <jleland@nytimes.com>, jwadler <jwadler@nytimes.com>, kzez <kzezima@nytimes.com>, "dmattoon@nytimes.com" <dmattoon@nytimes.com>, mnarvarro <mnavarro@nytimes.c om>, "modernlove@nytimes.com" <modernlove@nytimes.com>, "msubramanian@nytimes.com" <msubramanian@nytimes.com>, rswarns <rswarns@nytimes.com>, "rlaferla@nytimes.com" <rlaferla@nytimes.com>, srimer <srimer@nytimes.com>, tgabriel <tgabriel@nytimes.com>

www.drmarkklein.blogspot.com

Friday, February 17, 2006

The price of moral midget governing elites


WomanSavers.com


ManHaters.Com

New York Times–February 16, 2006
(Name Here) Is a Liar and a Cheat
By LIZETTE ALVAREZ

BEWARE, ladies. Manny from Miami is not quite the sensitive single man he says he is. He is married with a kid, no less, and "he sleeps with women everywhere," according to his anonymous former girlfriend in a posting on DontDateHimGirl.com.

As for Vincent of Jacksonville, his ex said she answered a knock at her door one day only to find his wife and his mistress had come calling. The two, having found out about each other, "don't mind teaming up to get rid of the next girl," the ex-girlfriend said in her posting. "Whatever you do, don't date him, don't speak, just move on." (Presumably his ex didn't take their advice?)...

Become too dangerous to bet the emotional and financial ranch on love.

This is the terrible price we're paying for moral midget governing elites which care nothing for ensuring middle class family life remains affordable, promote divorce, and ignore the real best interests of children, growing up in an intact family.

Yu, Ted

From: MARK KLEIN, M.D. [mark@drmarkklein.com]
Sent: Sunday, February 19, 2006 10:29 PM
To: anthony.horan@chase.com; william.mostyn@bankofamerica.com; Yu, Ted
Subject: Below why I need to plan my spring travel schedule soon. Got an "army" forming like McCarthy's in the '70s

Date: Sun, 19 Feb 2006 16:57:30 -0800 (PST)

From: "hutter9" <jrhutter@yahoo.com> Add to Address Book Add Mobile Alert
Yahoo! DomainKeys has confirmed that this message was sent by yahoo.com. Learn more

Subject: Vote for our first "Humane Politician" – Dr. Mark Klein Supports "Non - Custodial Parents Rights" & "Disability Rights" also! /// Link: http://www.klein4change.com

To: "Sheryle Hutter" <rockymtnmom2@aol.com>, "Ray Hendric ks" <rayhendricks@rof.net>, "Me Me" <hutter9@hotmail.com>, "jRYahoo hutter" <jrhutter@yahoo.com>, "Don Hutter" <williesman7@msn.com>, "Angelica Perez" <amperez5150@hotmail.com>, field@dcaclu.org, tom.franklin@judicial.state.co.us, kalston@us.altnews.com.au, info@ancpr.com, Jim@HandsOnEqualParent.org.nz, sbaskerville@cox.net, CoFathers@yahoogroups.com, mensissuesonline@yahoogroups.com, coloradocivilrightscouncil@yahoogroups.com, ccorry@ejfi.org, Lii@Lii.law.Cornell.edu, admin@connecticutdcfwatch.com, outlet110volts@yahoo.com, drgweiss@comcast.net, msla@law.du.edu, Phyllis@eagleforum.org, handsonequalparentnews@yahoogroups.com, EARL9876@MSN.COM, Sharon.Fitzgerald@narcolepsynetwork.org, b92395@yahoo.com, ghead@wccs.net, childprotectionreform@yahoogroups.com, AFRA_HelpLine@yahoogroups.com, bhiggins@thelegalcenter.org, jerrihill@bucknam.com, laryholland@sbcglobal.net, indianacrc@earthlink.net, Rockymtnmom2@aol.com, gison@wic.net, barbaracjohnson@worldnet.att.net, oldchevylover@msn.com, mark@drmarkklein.com, markklein1000@yahoo.com, fightcoloradocps@yahoo.com, direct@krightsradio.com, krightsradioemailgroup@yahoogroups.com, toxic1@ocinet.net, legendsfounder@yahoogroups.com, mmccormick@acfc.org, info@mcmarlaw.com, cmelgaard@qwest.net, oct1st2005@yahoo.com, annerocksgws@yahoo.com, mminkin@rof.net, NCPParentTalkandLegalReform@groups.msn.com, CauseNet@commoncause.org, lewrockwell@mac.com, public@nytimes.com, mikec@saveaparent.org, ParentsWithoutRights@yahoogroups.com, jessica@jessicacorry.com, Dustin78@netease.net, chairman@parentswithoutrights.org, jreiskin@ccdconline.org, paige3274@yahoo.com, gromeo747@yahoo.com, sacs1@mindspring.com, COFRAI@bresnan.net, eyesronu@msn.com, atk406@gmail.com, delimma2112@yahoo.com, mens_issues@att.net, medtra@yahoo.com, speyearts@yahoo.com, lois.tochtrop.senate@state.co.us, usafathers@yahoogroups.com, gvanliew@msn.com, hooyafire22@yahoo.com, pfvaughn@adelphia.net, victimsoflaw@yahoogroups.com, jimmydeanz@yahoo.com, moderator@stopPAS.info

An Exploratory Committee For A Candidacy For President Of Uni


Beale
2006

Link to srlc.org

March 9-12, 2006
The Peabody Hotel
Memphis, Tennessee

It is my great honor to invite you to attend the 2006 Souther n Republican Leadership Conference to be held March 9 - 12 in Memphis, Tennessee. The SRLC is a longstanding Republican tradition, and once again, we will convene this conference to address topics critical to the future of our Party and our nation.

MARK KLEIN

AN AMERICAN FOR AMERICANS



An Interview
With
Dr. Mark Klein

Yu, Ted

From: MARK KLEIN, M.D. [mark@drmarkklein.com]
Sent: Tuesday, February 21, 2006 8:47 AM
To: william.mostyn@bankofamerica.com; anthony.horan@chase.com; Yu, Ted
Subject: Please let's finish all this today so I can get on with my work. 510-339-6700

www.drmarkklein.blogspot.com

Tuesday, February 21, 2006

My life will have had meaning.



(The writer is coming from rural Colorado to Memphis at his own expense.)

Dear Alison,

I feel your pain.I have been in your situation for along time.I live on food stamps, $423.00 SSI a month and money loaned to me.I am disabled and can't support myself. I can't pay any child support.And I can't see my daughter yet ether. It's been about 6 years now.

What I can do is try to help other's because I can't help myself & my daughter yet.So, I am sending out your message in request for assistance.I will pray for you as well.~I've been writing letter's requesting assistance with communication for the many victimsof the Family Courts and for the Disabled Community as well. Maybe something will come through for us before we lose

our only reasonable communication ability.

We have launched a Presidential Campaign in attempt to Elect a new President whocares about Families and understands that family is the foundation of America.I believe strongly in Dr. Mark Klein.I have talked with Dr. Klein and he is for real.America needs a "for real" President like Dr. Klein so we might have a future!I will be assisting Dr. Mark Klein with his Presidential Campaign personally.This issue we have spoken about and Dr. Klein intends to support the American Foundation.That means we will get some help through enforcing Health and Human Services to do th eir job.That means investigating bogus child support amounts imposed with lack in proper discretion.

Please keep in touch with someone and give at least one person your contact information soif something does come through and we might get some assistance with communicationabilities we can let you know about it as soon as possible.I have not moved in 12 years.My contact information has not changed.I know I will have access to the internet for at least the next 3 months.I am fighting to stay online myself and if I do get some assistance.I'd like to be able to share it with you. My contact information is as follows:

posted by Mark Klein, M.D. at 5:27 AM links to this post

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 21, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Bank of America Corporation
Incoming letter dated December 19, 2005

The proposal recommends that Bank of America not issue first mortgage home loans, except as required by law, no greater than four times the borrower's gross income.

There appears to be some basis for your view that Bank of America may exclude the proposal under rule 14a-8(i)(7), as relating to Bank of America's ordinary business operations (i.e., credit policies, loan underwriting and customer relations). Accordingly, we will not recommend enforcement action to the Commission if Bank of America omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Bank of America relies.

Sincerely,

Geoffrey M. Ossias
Attorney-Adviser